UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated March 12, 2018

Item 1. English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated March 12, 2018

City of Buenos Aires, March 12, 2018 Notice CPSA-GG-N-0075/18-AL

Comisión Nacional de Valores

Subject: Material News

Ladies and Gentlemen,

It is my pleasure to contact you in my capacity as Deputy Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”).

It is hereby informed that the Company’s Board of Directors has decided to convene an Ordinary General Shareholders Meeting for April 27, 2018 at 11 a.m. Buenos Aires Time on first call and at 12 p.m. Buenos Aires Time of the same day on second call, to be held at the Company’s headquarters, at Av. Tomás Edison 2701, City of Buenos Aires.

Yours sincerely,

Osvaldo Pollice

Deputy Head of Market Relations

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 12, 2018	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact